Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

February 25, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on February 25, 2021, The Nasdaq Stock Market (the "Exchange") received from MCAP Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant
Class A Common Stock, $0.0001 par value per share
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery